Patent - protected Devices Addressing Global Healthcare Pathogen Crisis NASDAQ:AUVI November 2020 Applied UV, Inc. Free Writing Prospectus filed pursuant to Rule 433 Registration Statement on Form S - 1 (No. 333 - 249830) November 3, 2020

Applied UV, Inc. (NASDAQ:AUVI) This presentation may contain “forward - looking statements . ” Forward - looking statements reflect the current view about future events . When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “expect,” “future,” “intend,” “plan,” or the negative of these terms and similar expressions, as they relate to us or our management, identify forward - looking statements . Such statements, include, but are not limited to, statements contained in this presentation relating to the view of management of Applied UV, Inc . (the “Company”) concerning its business strategy, future operating results and liquidity and capital resources outlook . Forward - looking statements are based on the Company’s current expectations and assumptions regarding its business, the economy and other future conditions . Because forward – looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict . The Company’s actual results may differ materially from those contemplated by the forward - looking statements . They are neither statements of historical fact nor guarantees of assurance of future performance . We caution you therefore against relying on any of these forward - looking statements . Factors or events that could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them . The Company cannot guarantee future results, levels of activity, performance or achievements . Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward - looking statements to conform these statements to actual results . 2 Safe Harbor Statement

Free Writing Prospectus

This presentation highlights basic information about us and the offering. Because it is a summary that has been prepared solely for informational purposes, it does not contain all of the information that you should consider before investing in our company. Except as otherwise indicated, this presentation speaks only as of the date hereof.

This presentation does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation.

Neither the Securities and Exchange Commission (the "SEC") nor any other regulatory body has approved or disapproved of our securities or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense.

This presentation includes industry and market data that we obtained from industry publications and journals, third-party studies and surveys, internal company studies and surveys, and other publicly available information. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this presentation, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions that were used in preparing the forecasts from the sources relied upon or cited herein.

We have filed a Registration Statement on Form S-1 (File No. 333-249830) with the SEC, including a preliminary prospectus dated November 3, 2020 (the "Preliminary Prospectus"), with respect to the offering of our securities to which this communication relates. Before you invest, you should read the Preliminary Prospectus (including the risk factors described therein) and, when available, the final prospectus relating to the offering, and the other documents we have filed with the SEC, for more complete information about us and the offering. You may obtain these documents, including the Preliminary Prospectus, for free by visiting EDGAR on the SEC website at http://www.sec.gov.

Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you request it by calling (212) 409-2000 or by email at prospectus@ladenburg.com.

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Applied UV, Inc. (NASDAQ:AUVI) Investing in our securities stock involves a high degree of risk . You should carefully consider the risks described below, as well as other information included in our S - 1 Registration Statement, including our financial statements and the related notes, and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” any of which may be relevant to decisions regarding an investment in or ownership of our securities . The occurrence of any of these risks could have a significant adverse effect on our reputation, business, financial condition, results of operations, growth and ability to accomplish our strategic objectives . We have organized the description of these risks into groupings in an effort to enhance readability, but many of the risks interrelate or could be grouped or ordered in other ways, so no special significance should be attributed to the groupings or order below . • The Company operates through SteriLumen and Munn Works and its only material assets are its equity interests in those subsidiaries. As a result, our only current source of revenue is distributions from our subsidiaries and SteriLumen has incurred losses since its inception and we anticipate it will continue to incur significant losses for the foreseeable future and revenue from Munn Works may not be sufficient to off set those loses. • The pandemic caused by the spread of the Coronavirus could have an adverse impact on our financial condition and results of o per ations and other aspects of our business. • We could need to raise additional capital in the future, and if we are unable to secure adequate funds on terms acceptable to us , we could be unable to execute our business plan. • While we have entered into a non - binding letter of intent with Akida for its acquisition, we cannot assure you that the acquisition will be consummated or, that if such acquisition is consummated, it will be accretive to stockholder value. • We could be subject to significant warranty obligations if our products are defective, which could have a material adverse ef fec t on our business, financial condition, and results of operations. • The complete and final assembly of the SteriLumen Disinfecting System has not yet received safety certification from a nationally recognized testing laboratory. • SteriLumen’s success depends, in part, on its relationships with healthcare providers and hotel developers and the success of the Mount Si na i study. 4 Risk Factors

Company Overview

We are currently focused on developing and commercializing our patented **SteriLumen Disinfecting System** for the elimination of pathogens that cause Hospital Acquired Infections ("HAIs")

Financial Snapshot	
FY 2019	
Revenue	$9.3M
Net Cash from Operations	$0.8M
Last 9 Months as of Sept 30, 2020[1]	
Revenue	$4.6M-$5.0M
Net Cash from Operations	($0.5M)
Cash	$6.0M
Long Term Debt	$0.1M (approx.)

SteriLumen

- SteriLumen Disinfecting System has proven to be **up to 99.9956% effective** in killing common pathogens including OC43 human coronavirus (a common surrogate for the coronavirus that causes COVID-19)

MunnWorks
Extraordinary Mirrors

- Our subsidiary, Munn Works, supplies mirrors and bathroom vanities to global, blue-chip hotel chains and provides SteriLumen with **first-mover advantage into the hospitality sector**

MARRIOTT FOUR SEASONS HOTELS AND RESORTS Hilton HYATT

1. Based on estimates and non-audited financials

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Applied UV, Inc. (NASDAQ:AUVI) 6 Two Synergistic Companies Foundation Hospitality mirrors for the world’s finest hotels • Mirrors for fine hotels including the Four Seasons, Hilton, Marriott, and Hyatt • 15% CAGR during last 5 years 1 • Est. $4.6M - $5.0M revenue last nine months ended September 30, 2020 2 • Existing, globally integrated supply chain that can be leveraged quickly • 37 employees and 25,000 sq. ft, U.S. facility Expansion Solve a critical problem in Hospital Acquired Infections (“HAI”) • Patent protected technology for killing pathogens on surfaces, across global market segments such as healthcare, hospitality, and public sector (e.g. schools) • Easy & affordable to reduce pathogen risk • High profit, high velocity distribution model that leverages Munn Works’ infrastructure, supply chain and experienced management team 1. Excluding 2020 results 2. Based on estimates and non - audited financials

Applied UV, Inc. (NASDAQ:AUVI) 7 Joint Development and Licensing Agreement On October 19, 2020, we entered into a Joint Development and License Agreement with Axis Lighting Inc., one of the largest independent architectural lighting companies in North America • Axis’ new dedicated healthcare facilities lighting group, BalancedCare ™, addresses several requirements of today’s complex healthcare environment including infection control • We will collaborate with BalancedCare ™ on the development and commercialization of new LED - based technologies and solutions in ultraviolet C products designed for use in the hospital sector • The group is supported through 98 agents across North America HQ: Lasalle, Quebec (Canada) 100,000 sq. ft manufacturing facility On - site design, engineering and marketing

Applied UV, Inc. (NASDAQ:AUVI) 8 Expansion of Airocide Relationship Applied UV has signed a non - binding LOI to explore the possibility of acquiring the assets of Akida Holdings LLC, the manufacturer of the Airocide ™ system of patented air purification technologies originally developed for NASA, for up to an estimated $12.0 million in sto ck 1 • For over 20 years Airocide products have been used by globally recognized brands in various industry verticals Applied UV, Inc. Present Relationship Exclusive Distribution Agreement for hotel and hospitality market in the U.S. and Middle East • NASA (including Int’l Space Station and Columbia shuttle) • Whole Foods • Dole • Chiquita • Opus One • Sub - Zero Refrigerators • Robert Mondavi Wines Used by Global Recognized Brands 1. Subject to due diligence, audit, performance and board approval

Products

Applied UV, Inc. (NASDAQ:AUVI) 10 Solving the ‘Hospital Acquired Infections’ (“HAIs”) Problem Automated disinfection system designed to neutralize HAIs on surrounding surfaces • Disinfection technology that applies the power of UVC light to destroy pathogens safely, thoroughly and automatically • App to report timing, usage, and issues 1. https://patientcarelink.org/improving - patient - care/healthcare - acquired - infections - hais/ 2. https://www.infectioncontroltoday.com/view/q - and - a - bridge - gap - between - infection - preventionists - and - evs - teams Sources of the Problem The #1 areas where pathogens live in a hospital room are sinks and drains: • More pathogen - concentration than toilet 2 • Spread of MRSA, e - coli, c - diff, OC43 Human Coronavirus &new antibiotic - resistant TB • Very hard - to - clean area using traditional cleaning methods • Plume and aerosol from draining sink sprays infection back into air Solution HAI’s kill 99,000 & infect 1.7 million hospital patients a year 1

Testing and Validation

SteriLumen has demonstrated effectiveness in reducing pathogens and are currently being validated in the hospital setting

Lab Testing | **Effectiveness**

ResInnova LABS

- Up to 99.9956% in reducing pathogens, including C-Diff, E.coli and MRSA and OC43 human coronavirus on surfaces in the bathroom vanity/sink area
- Destroys 99.99% of common pathogens in the bathroom/sink area with at least 2 hours of continuous use every 4-6 hours

Hospital Application | **Mt. Sinai Validation**



- Validation in active patient rooms at Mt. Sinai St. Luke's Hospital underway
- SteriLumen expects to report top line results from Mt. Sinai's report in Q2-2021
- Mt. Sinai has agreed to publish their results in an academic, peer-reviewed journal and to present the finding of their report at a future Association for Professionals in Infection Control and Epidemiology Conference

Applied UV, Inc. (NASDAQ:AUVI) 11

Applied UV, Inc. (NASDAQ:AUVI) • The wall - mounted mirrors with SteriLumen technology were tested for their ability to kill three healthcare - relevant bacteria: C diff, E coli and MRSA 12 Tested Against Major Bacterial Infections 0 0.5 1 1.5 2 2.5 C diff E. coli MRSA (antiobiotic resistant staph infection) Hours Backsplash Drain Faucet Handles Side Edges 99% 99.9% 99.9% 99.9% 99.99% 99.999% 96.0% 99.9999% 99% 99.9% 99% Reduction of Bacteria After Time of Exposure (in hours)

Tested Against Human Coronavirus OC43

- **The SteriLumen disinfecting mirror and disinfecting drain were tested at ResInnova against OC43 human coronavirus and demonstrated effectiveness in destroying the pathogen**

ResInnova LABS




Log Reduction in OC43 Activity After 2 Hours
log Reduction, FFU
5.00
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
Control
Drainpipe
Sink Backsplash
Sink Edge
Sink Drain

OC43 relationship to SARS-CoV-2

Strain of human coronavirus is genetically similar to SARS-CoV-2

SteriLumen & OC43

- The mirror unit demonstrated up to 99.956% destruction of OC-43 after a 2-hour exposure
- The drain unit demonstrated a 1.56-log kill after a 15 min exposure

"OC43 is a common surrogate for SARS CoV-2, the cause of COVID-19. Moreover, both are beta coronaviruses. Therefore, it is expected that SARS CoV-2, the virus that causes COVID-19, will be killed in a similar manner to OC43."

Applied UV, Inc. (NASDAQ:AUVI) 13

No Good Alternatives in Market

Manual Disinfection	UV Room Devices/Robots	Hydrogen Peroxide Vapor	SteriLumen
Performed at best every 24 hours, allowing for the possibility of recontamination			Can run as needed
Manpower intensive (hospitals, hotels)	Room must be Empty		Fully automated
	Complicated	Requires hazmat suits	Affordable
	Damages most plastics		Tested effective
	Expensive (~$2.5K - $70K/ unit)		Patented
			Low maintenance/labor cost (safe to humans)









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Applied UV, Inc. (NASDAQ:AUVI) 15 Back to “Normal”? • Businesses and organizations are seeking to quickly implement cost effective sanitary solutions to re - engage customers and provide basic services to the community

Applied UV, Inc. (NASDAQ:AUVI) Commercial/Residential Real Estate Government Sport/Entertainment Venues Retail Tourism 16 Affordable and Effective Pathogen Destruction • The SteriLumen provides a cost effective and fully automated disinfection solution • No human intervention necessary • MSRP $700 - $1,000 per unit Market Verticals Samples Products Healthcare Hospitality

Market Verticals & Pipeline

Example Markets & Opportunity

Key Market Segments	Key Metrics
Healthcare/ Hospitals	• HAI's cause 99,000 Deaths/Year in US (CDC)[1] • Costs Hospitals approximately **$37B/Year in US alone**[2]
Hospitality	• Hotels currently on pace to lose up to $400M/Day in room revenue[3]
Retail	• Foot traffic to U.S. stores fell 58.4% in the third week of March[4]
US Annual Societal Costs of HAI (All Markets)	**$200B**[5]

Sales Pipeline



Defined Target List
Expect Letters of Intent in Q4 for POs in early 2021
Sales

Potential Outcome



Conservative sales ambition is to address 0.5% of total U.S. societal HAI costs: **$1 Billion**[6]

1. *https://patientcarelink.org/improving-patient-care/healthcare-acquired-infections-hais/*
2. *$37B is average of $28.4B to $45B in 2007 Dollars per CDC (https://www.cdc.gov/HAI/pdfs/hai/scott_costpaper.pdf)*
3. *https://www.ahla.com/covid-19s-impact-hotel-industry*
4. *https://www.forbes.com/sites/jasongoldberg/2020/03/29/the-impact-of-covid-19-on-us-brands-and-retailers/#a5605f214526*
5. *https://nursing.ceconnection.com/ovidfiles/00129804-201903000-00002.pdf*
6. *1% x $200B US Annual Societal Costs of HAI (All Markets)*

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Applied UV, Inc. (NASDAQ:AUVI) 18 Patent Protected • Patents and applications cover various aspects of the SteriLumen Disinfecting Systems: • Disinfection systems embedded into fixtures, vanity mirrors, stand - alone shelves, and drainpipes • Solution designed to be retrofitted to Bank ATMs to automatically disinfect surfaces on the machine, including a keyboard, touchscreen, credit card reader between uses Location Patent(s) U.S. 7 issued 1 pending 1 filed September 2020 E.U. 1 issued in Switzerland Japan Pending China Pending Gulf Co - Operation Council Pending Hong Kong Pending South Korea Pending Taiwan Pending

Applied UV, Inc. (NASDAQ:AUVI) 19 Net Sales and EBIT $7.6 $9.3 $4.6 $0.0 $1.0 $2.0 $3.0 $4.0 $5.0 $6.0 $7.0 $8.0 $9.0 $10.0 2018 2019 Last 9 months Millions $0.5 $0.8 ($0.5) ($0.6) ($0.4) ($0.2) $0.0 $0.2 $0.4 $0.6 $0.8 $1.0 2018 2019 Last 9 months Millions Net Sales Net Cash Provided (Used) in Operating Activities • Our strict cash management during the pandemic has enabled us to minimize losses and put us in a position to quickly restart growth and drive value Est. $4.6M - $5.0M $6.4M – Last 9 months 2019 $0.6M – Last 9 months 2019 Est. Est. $6.0M in cash ending Sept 30, 2020 No long - term debt

Munn Works and SteriLumen

Applied UV, Inc. (NASDAQ:AUVI) 21 Restarting the Global Economy • With the emergence of COVID - 19, all public spaces and verticals become viable markets for our technology: – A fifth of human coronavirus infections among hospital patients and almost 9 in 10 infections among healthcare workers may have been caught in hospital, researchers have revealed 1 – The coronavirus outbreak has cost hotels in the United States more than $23 billion in room revenue since mid - February 2 – Best Western predicts that its “We Care Clean” program …will increase the time it takes to clean each room by 50 percent 2 – It is estimated the U.S. retail sector stands to lose 11% to 17% of its total store count by 2025, with 100,000 to 150,000 retail stores closing over the next five years 3 1. “The impact of testing and infection prevention and control strategies on within - hospital transmission dynamics of COVID - 19 in E nglish hospitals”, Public Health England ( PHE ) 2. “The Most Important Word in the Hospitality Industry? ‘Clean’”, New York Times, June 3, 2020 3. UBS Advisory Program ( https://www.loopnet.com/learn/ubs - estimates - 100000 - more - retail - stores - will - close - by - 2025/174318906/ )

Go to Market Strategy

Supply Chain

- Use existing outsourced supply chain for production and warehousing
- Drive cash velocity via upfront down payments

Back Office

- Cloud based agile, built for speed and agility
- Lean and focused, leveraging existing MunnWorks staff
- Keep costs variable; minimize all fixed costs
- Leverage management experience

Sales & Distribution

- Complete institutional validation with Mt. Sinai and other key influencers
- Drive initial pipeline and sales with visible, high value launch customers
- Attack key verticals:
  - Hospitality: Hotels & Casinos (Leverage MunnWorks)
  - Entertainment & Leisure: Travel Cruise lines & Sports Venues
  - Real Estate: Commercial real estate & Retail
  - Healthcare: Hospitals & Nursing homes
  - Airlines
- Maintain focus and tightly manage cash flow

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Financials & Capitalization

Applied UV, Inc. (NASDAQ:AUVI) 24 Financials and Capitalization • Est. $6.0M of cash as of September 30, 2020 • Approx. $100,000 of debt • Est. $4.6M - $5.0M revenue for the last 9 months ended September 30, 2020 1 Common Stock Equivalents as of October 21, 2020 1 # Common Stock 6,543,129 Options (weighted average price of $5.00) 1,500 Warrants (weighted average price of $5.60) 165,000 1. Based on estimates and non - audited financials 2. Excludes 2,000 shares of Non - Convertible Series A Preferred Stock (voting stock). Preferred does not have dividends, liquidation rights or ratchets.

Experienced Management Team

Keyoumars (Q) Saeed
Chief Executive officer and Director



- CEO Ubiquity LLC
- CEO & Founder at Vital Neuro, Inc.
- CSO at Kymeta Corp.
- Cofounder and CxO, Open Range Communications
- AT&T Wireless Advanced Services
- B.S., University of Denver

Jim Doyle
Chief Operating Officer



- Managing Director Mobilitynext Inc
- President Panasonic Enterprise Solutions
- IBM Consulting Partner, leading Electronics Industry Solution sales
- Captain, USMC
- MBA, Indiana University,
- BS, Syracuse University

Max Munn
President, MunnWorks / Founder and Director



- Current President MunnWorks
- 35-year entrepreneur, inventor, and small business leader
- Co-chairman of Dieu Donne Inc. (non-profit)
- MIT Graduate

Joseph Himy
Chief Financial Officer



- CFO with 20 years of diversified practice
- Managing Director CFO Squad
- CFO Vyteris Inc
- Deloitte & Touche Audit Manager

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Applied UV, Inc. (NASDAQ:AUVI) 26 Strong Independent Board Leadership and Capability • President, Windy City Inc. • CEO Walnut Financial: Sold to Tower Hill Capital Group in 1999 in transaction valued at $400 million • Early - stage investor at BioHorizons, Clarisonic, Encore Medical, GranCare, HealthCare COMPARE, I - Flow, and Prolor • Tulane University Joel Kanter Chairman Dr. Eugene A. Bauer, M.D. Director • Cofounder Demira, acquired by Eli Lilly in 2020 for $1.6 Billion • Founder/Chief Medical Officer Peplin Inc. • CEO Neosil Inc • Cofounder & Board member Connetics (Nasdaq:CNCT) • Dean, Stanford Medical School • BS and MD from Northwestern University • Director Combat Casualty Care Research Program, US Army Medical Research • Chair of Joint Technology Coordinating multi - Armed Services Biomedical Research Evaluation and Management (ASBREM) Committee • Bronze Star recipient • MPH, Johns Hopkins University | MSS, US Army War College Dallas C. Hack, M.D., Colonel U.S. Army (retired) Director • Chairman Ensemble Orthopedics • CEO Regentis Biomaterials • Founder/CEO Nexgen Spine, Gelifex and Minimally Invasive Surgical Technologies • Global SVP Business Development Johnson & Johnson • University of Surrey (UK) BSc and PhD in metallurgy • MBA, Columbia University Alastair J. Clemow, Ph.D. Director Eugene E. Burleson Director • President/CEO GranCare Inc, acquired by Apollo & merged with Living Centers of America to form Mariner • Chairman Mariner Post - Acute Network • President/COO & Director American Medical International (AMI) • Chairman Alterra Healthcare • Investor, Chairman & CEO of PET DRx, acquired by VCA Antech • Director HealthMont Inc, acquired by SunLink • BS & MBA East Tennessee State University

Company Contact: Q Saeed Chief Executive Officer 914.665.6100 q@sterilumen.com www.applieduvinc.com www.munnworks.com www.sterilumen.com NASDAQ:AUVI Investor Relations: Kevin McGrath 646.418.7002 kevin@tradigitalir.com MJ Clayburn 917.327.6847 Clyburn@tradigitalir.com Applied UV, Inc.